# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palmer Square Capital BDC Inc., CIK 0001794776
CUSIP: 69702V107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas (KS), 66205
Date of event which requires filing of this statement: 05/11/2020
Filed by CIK 0001800945
Persons authorized to receive notices and communications: Kevin Bergman, 6000 France Ave. S., Suite 550, Minneapolis, Minnesota (MN), 55435, (952) 324 - 8900

## Reporting persons
- Excelsior Holdings D2 LLC (CIK 0001800945): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,730,065; sole dispositive power 0; shared dispositive power 3,730,065; aggregate amount beneficially owned 3,730,065 (11.52% of the class)
  Comment: Limited liability company
  
  Note to Row 13: Calculated based on 32,373,245 shares of Common Stock, par value $0.001 per share, of Palmer Square Capital BDC Inc. outstanding as of May 6, 2025, as reported in Palmer Square Capital BDC Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Palmer Square Capital BDC Inc.
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas (KS), 66205
Comment: This Amendment No. 1 (this "Amendment") to Schedule 13D amends the original Schedule 13D filed by Excelsior Holdings D2 LLC ("Excelsior Holdings D2") filed with the Securities and Exchange Commission on March 27, 2020 (the "Original Statement" and together with the Amendment, the "Statement") and relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Palmer Square Capital BDC Inc., a Maryland corporation (the "Issuer"). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Statement. Except as set forth herein, the Original Statement is unmodified.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by (i) Excelsior Holdings D2, (ii) OV Management LLC ("OV"), and (iii) RMS Family Trust Company LLC ("RMS" and together with Excelsior Holdings D2 and OV, the "Reporting Persons"). OV is the manager of Excelsior Holdings D2, and RMS is the manager of OV. The Original Statement incorrectly identified Excelsior Holdings D LLC as a reporting person.
Residence or business address: The principal business address of Excelsior Holdings D2 and OV is 6000 France Ave. S., Suite 550, Minneapolis, Minnesota, 55435. The principal business address of RMS is 212 South Main Ave., Suite 155, Sioux Falls, South Dakota 57104.
Present principal occupation or employment: The principal occupation of Excelsior Holdings D2 is investing in securities. The principal occupation of OV is investing in securities and serving as manager of Excelsior Holdings D2. The primary occupation of RMS is to hold assets in trust for the beneficiaries thereto.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Excelsior Holdings D2 is a Delaware limited liability company. OV and RMS are South Dakota limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Original Statement is hereby amended and supplemented to include the following information:

The Reporting Persons acquired additional shares of Common Stock through the reinvestment of dividends paid in respect of the Common Stock, pursuant to the Issuer's dividend reinvestment plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Original Statement is hereby amended and restated as follows:

As of the date of this Amendment, the Reporting Persons beneficially owned 3,730,065 shares of Common Stock. Based on 32,373,245 shares of Common Stock outstanding as of May 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2025, the Reporting Persons beneficially owned approximately 11.52% of the Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Excelsior Holdings D2 holds the shares of Common Stock reported in this Statement. OV is the manager of Excelsior Holdings D2, and RMS is the manager of OV. As a result, all Reporting Persons share voting and dispositive power with respect to all the shares of Common Stock reported in this Statement.
Transactions in the class effected during the past sixty days:
In connection with the Private Placement, on January 23, 2020, Excelsior Holdings D2 purchased 1,250,000 shares of Common Stock at a price of $20.00 per share, and on March 17, 2020 Excelsior Holdings D2 purchased 1,363,051.4906 shares of Common Stock at a price of $18.3412 per share.

The Reporting Persons acquired additional shares in connection with dividend reinvestments pursuant to the Issuer's dividend reinvestment plan. The dividend reinvestments are detailed on Exhibit 2 attached hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - sec.gov/Archives/edgar/data/1794776/000121390020001219/f1012g2019a1ex10-7_palmer.htm

Exhibit 2 - Dividend Reinvestments

Exhibit 99.1 - Joint Filing Agreement, dated June 27, 2025, among Excelsior Holdings D2 LLC, OV Management LLC, and RMS Family Trust Company LLC

## Signatures
- Excelsior Holdings D2 LLC: /s/ Michael J. Elliott, Michael J. Elliott, Vice President (06/27/2025)
- OV MANAGEMENT LLC: /s/ Michael J. Elliott, Michael J. Elliott, President (06/27/2025)
- RMS FAMILY TRUST COMPANY LLC: /s/ Joseph S. Langel, Joseph S. Langel, Vice President (06/27/2025)